Preliminary Offering Circular dated July 10, 2020

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

OFFERING CIRCULAR

ZIMMERMAN BIOPHARMA HOLDING, INC.

Suite 1540

401 Congress Avenue

Austin, TX 78701

Telephone: (512) 855-7704

Website: www.zbpinc.com

We are offering 70,000,000 shares of our common stock at a price of $0.18 per share, in a self-underwritten, no minimum, best-efforts public offering for gross proceeds of $12,600,000. We will not place any subscription funds in escrow but will use funds when, as and if received. See, How We Plan To Use Proceeds from the Sale of Our Shares. Each subscriber to purchase our shares must purchase not less than 3,000 shares. The offering will terminate one year from the date of this offering circular. We plan to commence sales of our common stock as soon as the Regulation A Offering Statement of which this offering circular is a part, is qualified by the U.S. Securities and Exchange Commission. See, “Description Of Securities We Are Offering”, page __, and Plan of Distribution, page __, of this offering circular. We are using the Form 1-A disclosure format in this offering circular.

Investment in our common stock involves a high degree of risk. See, “Risk Factors”, beginning on page ___ of this offering circular.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

	Price to the Public	Underwriting discounts and commissions	Proceed to Issuer(1)	Proceeds to other persons
Per share	$0.18 per	None c	$0.18	None c
Total	$12,600,000	None c	$12,600,000	None c
(1) We expect to incur expenses in connection with the sale of our shares estimated at $10,000

Legends or information required by the laws of the states in which we intend to offer our common stock are set forth following the Table of Contents.

The date of this offering circular is ___________, 2020

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LEGENDS OR INFORMATION REQUIRED BY STATE LAWS

[To be filed by amendment]

USE OF PRONOUNS AND OTHER WORDS

The pronouns “we”, “us”, “our” and the equivalent used in this offering circular mean Zimmerman BioPharma Holding, Inc. and our wholly owned subsidiary, Zimmerman BioPharmaceuticals, Inc. In the footnotes to our financial statements, the “Company” means Zimmerman BioPharma Holding, Inc. The pronoun “you” means the reader of this offering circular.

SUMMARIES OF REFERENCED DOCUMENTS

This offering circular contains references to, summaries of and selected information from agreements and other documents. These agreements and other documents are not incorporated by reference; but, are filed as exhibits to our Regulation A Offering Statement of which this offering circular is a part and which we have filed with the U.S. Securities and Exchange Commission. We believe the summaries and selected information provide all material terms from these agreements and other documents. Whenever we make reference in this offering circular to any of our agreements and other documents, you should refer to the exhibits filed with our Regulation A Offering Statement of which this offering circular is a part for copies of the actual agreement or other document. See “Where You Can Find Additional Information About Us” for instructions as to how to access and obtain these agreements and other documents.

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FORWARD-LOOKING STATEMENTS

This offering circular contains forward–looking statements that involve risks and uncertainties. We use words such as “project”, “believe”, “anticipate”, “plan”, “expect”, “estimate”, “intend”, “should”, “would”, “could”, or “may”, or other such words, verbs in the future tense and words and phrases that convey similar meaning and uncertainty of future events or outcomes to identify these forward–looking statements. There are a number of important factors beyond our control that could cause actual results to differ materially from the results anticipated by these forward–looking statements. While we make these forward–looking statements based on various factors and using numerous assumptions, you have no assurance the factors and assumptions will prove to be materially accurate when the events they anticipate actually occur in the future.

The forward–looking statements are based upon our beliefs and assumptions using information available at the time we make these statements. We caution you not to place undue reliance on our forward–looking statements as (i) these statements are neither predictions nor guaranties of future events or circumstances, and (ii) the assumptions, beliefs, expectations, forecasts and projections about future events may differ materially from actual results. We undertake no obligation to publicly update any forward–looking statement to reflect developments occurring after the date of this offering circular.

YOU SHOULD RELY ONLY ON THE INFORMATION IN THIS OFFERING CIRCULAR

You should rely only on the information contained in this offering circular. We have not authorized anyone to provide information different from that contained in this offering circular. We will sell our shares only in jurisdictions where such sale and distribution is permitted. The information contained in this offering circular is accurate only as of the date of this offering circular regardless of the time of delivery of this offering circular or the distribution of our common stock.

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Summary of Information in Offering Circular

Our common stock is quoted on Pink Open Market (otcmarkets.com) under the ticker or trading symbol “SSOF”. On June 30, 2020, the open, high, low and close prices were all $0.0005 with a volume of 370,100 shares.

We are offering 70,000,000 shares of our common stock at a price of $0.18 per share, in a self-underwritten, no minimum, best-efforts public offering for gross proceeds of $12,600,000. We will not place any subscription funds in escrow but will use funds when, as and if received. See, How We Plan To Use Proceeds from the Sale of Our Shares. Each subscriber to purchase our shares must purchase not less than 3,000 shares. The offering will terminate one year from the date of this offering circular.

By Articles of Amendment filed on March 25, 2020, we increased the number of shares of common stock we are authorized to issue to two billion shares from 700,000,000 shares of common stock, $0.001 par value per share. At the date of this offering circular, we have 699,991,000 shares of common stock issued and outstanding. We have approved the issuance of shares but have not yet issued shares, as follows: Former chief executive officer - 23,333,700 shares; Corporation secretary and counsel - 23,332,700 shares; Consultant - 23,332,700 shares. These shares were not issued as of March 31, 2020

We have authorized a reverse stock split in a ratio of 1:35, the effectiveness of which was subject to market announcement by the Financial Industry Regulatory Authority for which application has been made. Our application to FINRA for the market announcement has expired and we plan to cancel the reverse stock split. The shares offered by this offering circular will not be subject to the reverse split.

We have no operations or facilities at the date of this offering circular. We plan to use the net proceeds from the offering to establish facilities and to manufacture low cost insulin for human use using proprietary manufacturing technology developed by Ronald E. Zimmerman, one of our founders and directors.

Investment in our common stock involves a high degree of risk. See, “Risk Factors”, the next following section.

Risk Factors

In addition to the forward-looking statements and other comments regarding risks and uncertainties included in the description of our business and elsewhere in this offering circular, the following risk factors should be carefully considered when evaluating our business and prospects, financial and otherwise. Our business, financial condition and financial results could be materially and adversely affected by any of these risks. The following risk factors do not include factors or risks which may arise or result from general economic conditions that apply to all businesses in general or risks that could apply to any issuer or any offering.

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Risks Related To Our Corporation

Our limited liquidity and financial resources threaten our ability to remain in business and pursue our business plan.

We do not have any liquidity and financial resources. We do not have capital to fund our plan of operations and cannot become a going concern without sufficient debt or equity funding. In the event we are not able to obtain sufficient future funding to become a going concern, we may cease operations, in which event you would lose your entire investment. We have placed a “going-concern” qualification in the notes to our financial statements which expresses doubt about our ability to remain in business.

We expect to need to raise additional capital that may not be available on acceptable terms.

We expect to require substantial additional capital over the next several years in order to continue our research and development efforts related to designing and developing existing and future compounds and undertaking clinical trials of the potential drugs resulting from such compounds. We expect capital outlays and operating expenditures to increase as we expand our infrastructure and research and development activities. Our business or operations may change in a manner that would consume available funds more rapidly than anticipated, and substantial additional funding may be required to maintain operations, fund manufacturing and expansion, develop new or enhanced products or services, acquire complementary products, businesses or technologies or otherwise respond to competitive pressures and opportunities.

We may in the future raise additional capital through a variety of sources, including the public equity markets, additional private equity financings, collaborative arrangements and/or private debt financings. Additional capital may not be available on terms acceptable to us, if at all. If additional capital is raised through the issuance of equity securities, our stockholders will experience dilution, and such securities may have rights, preferences or privileges senior to those of the holders of our common stock. If we raise additional capital through the issuance of debt securities, the debt securities would have rights, preferences and privileges senior to holders of common stock, and the terms of that debt could impose restrictions on our operations.

The Jumpstart Our Business Startups (JOBS) Act will allow us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information provided in reports filed with the SEC.

The JOBS Act enacted in 2012 is intended to reduce the regulatory burden on “emerging growth companies”. We meet the definition of an “emerging growth company” and so long as we qualify as an “emerging growth company,” we will, among other things:

●	be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that in the event we engage an independent registered public accounting firm that firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting;
●	be exempt from the “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and certain disclosure requirements of the Dodd-Frank Act relating to compensation of Chief Executive Officers;

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●	We intend to make a “Tier 1” Regulation A offering pursuant to this offering circular when the offering statement of which it is a part is qualified. We will not be required to file any reports after such qualification other than an exit report not later than thirty days after we terminate or complete the offering. Should we be required at any later time to file reports and to submit proxy or information statements to our stockholders under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requirements we do not have as a result of qualification of the Reg. A offering statement of which this Reg. A offering circular is a part, we will be permitted to omit the detailed compensation discussion and analysis from such reports and proxy or information statements and instead provide a reduced level of disclosure concerning executive compensation; and be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”).

Although we are still evaluating the JOBS Act, we currently intends to take advantage of all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company.” We have elected not to opt out of the extension of time to comply with new or revised financial accounting standards available under Section 102(b)(1) of the JOBS Act. Among other things, this means that our future independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an “emerging growth company”, which may increase the risk that weaknesses or deficiencies in the internal control over financial reporting go undetected. Likewise, so long as we qualify as an “emerging growth company”, we may elect not to provide certain information, including certain financial information and certain information regarding compensation of executive officers, which would otherwise have been required to provide in filings with the SEC, which may make it more difficult for investors and securities analysts to evaluate us. As a result, investor confidence in us and the market price of our common stock may be adversely affected.

Notwithstanding the above, we are also currently a “smaller reporting company”, meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year. In the event that we are still considered a “smaller reporting company”, at such time are we cease being an “emerging growth company”, the disclosure we will be required to provide in our SEC filings will increase, but will still be less than it would be if we were not considered either an “emerging growth company” or a “smaller reporting company”. Specifically, similar to “emerging growth companies”, “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, being required to provide only two years of audited financial statements in annual reports. Decreased disclosures in our SEC filings due to our status as an “emerging growth company” or “smaller reporting company” may make it harder for investors to analyze our results of operations and financial prospects.

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We are an “emerging growth company” under the JOBS Act of 2012, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the audit or attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates.

If you invest in our stock, your investment may be disadvantaged by future funding, if we are able to obtain it.

To the extent we obtain funding by issuance of common stock or securities convertible into common stock, you may suffer significant dilution in percentage of ownership and, if such issuances are below the then value of stockholder equity, in stockholder equity per share. In addition, any debt financing we may secure could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital with which to pursue our business plan, and to pay dividends. You have no assurance we will be able to obtain any additional financing on terms favorable to us, if at all.

Our limited liquidity and financial resources may restrict our sales by discouraging potential customers from carrying our planned products because of uncertainty as to whether our product will continue to be available.

Questions and doubts about our financial viability may discourage potential customers from carrying our planned products. Our inability deliver our products to customers would inhibit the growth of our sales. Without beginning and growth in sales and additional funding, it is unlikely your investment will achieve any value and may result in a complete loss of your investment.

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Our lack of operating history makes it difficult for you to evaluate the merits of purchasing our common stock.

We are a development-stage enterprise. Our product is not market ready and we have no arrangements in place for manufacture, marketing and distribution of our product. We have made no sales and have incurred operating losses since inception. We anticipate incurring additional losses from operating activities in the near future. Our lack of sales does not provide a sufficient basis for you to assess of our business and prospects. You have no assurance we will be able to generate any revenues or sufficient revenues from our business to reach a break-even level or to become profitable in future periods. Without sufficient revenues, we may be unable to create value in our common stock, to pay dividends and to become a going concern. We are subject to the risks inherent in any new business with a new product in a highly competitive marketplace. You must consider the likelihood of our success in light of the problems, uncertainties, unexpected costs, difficulties, complications and delays frequently encountered in developing and expanding a new business and the competitive environment in which we plan to operate. If we fail to successfully address these risks, our business, financial condition and results of operations would be materially harmed. Your purchase of our common stock should be considered a high risk investment because of our unseasoned, early stage business which may likely encounter unforeseen costs, expenses, competition and other problems to which such businesses are often subject.

If we lose key personnel or are unable to attract and retain qualified personnel, our business could be harmed and our ability to compete could be impaired.

Our success depends to a significant degree upon the continued contributions of our current management. If we lose the services of one or both of these people, we may be unable to achieve our business objectives. We may be unable to attract and retain personnel with the advanced technical qualifications or managerial experience necessary for the development of our business and planned expansion into areas and activities requiring additional expertise, such as production and marketing, due to intense competition for qualified personnel among biopharmaceutical and other technology-based businesses.

Early investors have a greater risk of loss than later investors.

We have not established any minimum number of shares we must sell in order to sell any shares. We plan to begin using proceeds from the sale of our common stock for the purposes set forth under “How We Plan To Use Proceeds from the Sale of Our Shares” as soon as received. Early investors will not know how many shares we will ultimately be able to sell, the amount of proceeds from sales and whether the proceeds will be sufficient for us to establish facilities and minimum operations described in this offering circular. Later investors will be able to evaluate the amount of proceeds we have raised prior to their investment, how we have actually used those proceeds and whether we are likely to establish appropriate facilities and operations needed to initiate sales of our insulin products.

Investors cannot withdraw funds once invested and will not receive a refund.

Investors do not have the right to withdraw invested funds. Subscription payments will be paid to and held in our corporate bank account if the Subscription Agreements are in good order and we accept the investment. Therefore, once an investment is made, investors will not have the use or right to return of such funds.

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The trading in our shares will be regulated by the Securities and Exchange Commission Rule 15G-9 which established the definition of a “Penny Stock.”

You have no assurance our common stock will trade at prices above historic levels and price needed to put it above the “penny stock” level, notwithstanding an offering price above that level. Based on the historic trading prices of our common stock and the market in which it trades, our shares are defined as a penny stock under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and rules of the SEC. The Exchange Act and penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our securities to persons other than certain accredited investors who are, generally, institutions with assets in excess of $4,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 ($300,000 jointly with spouse), or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, a broker dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and must deliver certain disclosures required by the Commission. Consequently, the penny stock rules may make it difficult for you to resell any shares you may purchase.

We are selling the shares of this offering without an underwriter and may be unable to sell any shares.

Our offering is self-underwritten, that is, we are not going to engage the services of an underwriter to sell the shares; we intend to sell our shares through our directors and executive officers, who will receive no commissions. There is no guarantee our directors and executive officers will be able to sell any of the shares. Unless they are successful in selling all of the shares we are offering, we may have to seek alternative financing to implement our business plan.

Risk of expanding operations and management of growth.

We expect to experience rapid growth, which will place a significant strain on our financial and managerial resources. In order to achieve and manage growth effectively, we must establish, improve and expand our operational and financial management capabilities. Moreover, we will need to increase staffing and effectively train, motivate and manage our employees. Failure to manage growth effectively could harm our business, financial condition or results of operations.

Operating results may significantly fluctuate from quarter to quarter and year to year.

We expect that a significant portion of our revenues, if any, for the foreseeable future will be comprised of milestone payments. The timing of revenue in the future will depend largely upon the signing of collaborative research and development or technology licensing agreements or the licensing of drug candidates for further development and payment of fees, milestone payments and royalty revenues. In any one fiscal quarter we may receive multiple or no payments from our collaborators. As a result, operating results may vary substantially from quarter to quarter, and thus from year to year. Revenue for any given period may be greater or less than revenue in the immediately preceding period or in the comparable period of the prior year.

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Loss of key personnel could have a material adverse effect on our operations.

We are entirely dependent upon our current management during the period before we achieve commercially sustainable operations, of which you have no assurance. The termination of one or both members of our current management for any reason in the near future could be expected to have a materially adverse effect on us because they are our only management at the date of this offering circular and we believe we cannot employ replacements for them who would have their level of dedication to, vision for and financial interest in us. Furthermore, the salary and benefits required by replacements would be expected to exceed our financial resources in the foreseeable future. We do not have employment agreements with our current management at the present time.

If we are unable to hire qualified personnel, our ability to implement our business strategy and our operating results will likely be materially adversely affected.

Our personnel is now limited to our two executive officers. We must hire significant additional numbers of qualified personnel if we are to achieve our business plan. Salary and benefits of such additional personnel can be expected to place significant stress on our financial condition. And, the availability of such qualified personnel may be limited. You have no assurance we will be able to attract and retain qualified personnel in sufficient numbers to adequately staff our business operations.

Voting control by our management means you and other stockholders will not be able to elect our directors and you will have no influence over our management.

Our management owns 2,250,000 shares of our Series A-1 Preferred Stock and a person allied with management owns 750,000 shares of our Series A-1 Preferred Stock for a total of 3,000,000 shares. The Series A-1 Preferred Stock as a group has a right to vote eighty percent of all votes cast by holders of both common stock and the Series A-1 Preferred Stock, voting as a single class. Accordingly, holders of common stock, regardless of the number of issued and outstanding shares will vote not more than twenty percent of all votes cast and will not be able to elect any directors or approve or effectively oppose any actions or transactions requiring stockholder approval.

If we are unable to effectively manage our growth, our ability to implement our business strategy and our operating results will likely be materially adversely affected.

Implementation of our business plan will likely place a significant strain on our management who must develop administrative, operating and financial infrastructures. To manage our business and planned growth effectively, we must successfully develop, implement, maintain and enhance our financial and accounting systems and controls, identify, hire and integrate new personnel and manage expanded operations. Our failure to do so could either limit our growth or cause our business to fail.

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Risks Related To Our Business

Risks arising from the COVID-19 pandemic.

We are unable to predict risks arising from the COVID-19 pandemic. May 26, 2020 guidance issued by the FDA announced “with many staff working on COVID-19 activities, it is possible that we [FDA] will not be able to sustain our current level of performance indefinitely” and that it is “difficult to speculate on what the exact impact will be on incoming submissions moving forward.” The FDA stated that it will still aim to conduct initial investigational new drug application (IND) 30-day safety reviews and respond to “other important safety issues that may emerge during IND development.” Accordingly, review of our applications to the FDA may be slowed, perhaps significantly, in the event the FDA is unable to achieve its traditional pace of review. The pandemic may also delay, perhaps significantly, the performance by our contractors of laboratory and clinical activities needed to support our applications to the FDA. Pharmaceutical products requiring prescriptions traditionally have been marketed directly to physicians by visits by sales to personnel to medical offices. This marketing strategy has been interrupted by the pandemic. Accordingly, market introduction of our insulin product after FDA approval, of which you have no assurance, may be delayed, perhaps for an extended period of time, until there is a return to historical levels of direct marketing to physicians.

If preclinical or clinical trials of recombinant human insulin, insulin analogues or any other product candidates that we may develop do not produce successful results, we will be unable to commercialize these product candidates, which will materially harm our business.

We need to obtain regulatory approval to commercially market our planned human insulin, insulin analogues or any other product candidates that we may develop. To receive regulatory approval for the commercial distribution and sale of human insulin, insulin analogues or any other product candidates that we may develop, we must conduct, at our own expense, extensive preclinical and clinical trials to demonstrate the safety and efficacy in humans of the product candidates. Preclinical and clinical testing is expensive, can take many years and has an uncertain outcome. Failure can occur at any stage of the testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of human insulin, insulin analogues or any other product candidates that we may develop, including:

●	our preclinical or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical or clinical testing;

●	registration or enrollment in our planned clinical trials of human insulin, insulin analogues or any other product candidates may be slower than we currently anticipates, resulting in significant delays;

●	the safety and efficacy results attained in our clinical trials for human insulin, insulin analogues may be less positive than the results obtained in our earlier clinical trials for human insulin, insulin analogues;

●	the cost of our clinical trials may be greater than we currently anticipates;

●	after reviewing trial results, we may abandon projects that we expected to be promising;

●	we, regulators or institutional review boards may suspend or terminate our clinical trials if the participating patients are being exposed to unacceptable health risks;

●	regulators or institutional review boards may suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements; and

●	the effects of human insulin, insulin analogues or any other product candidates that we may develop may not be the desired effects or may include undesirable side effects or other characteristics that may delay or preclude regulatory approval or limit their commercial use if approved.

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Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. We do not know whether our current or any future clinical trials will demonstrate safety and efficacy sufficiently to result in marketable products. Our failure to adequately demonstrate the safety and efficacy of human insulin, insulin analogues or any other product candidates that we may develop will prevent receipt of regulatory approval and, ultimately, commercialization of human insulin, insulin analogues or any other product candidates that we may develop, which will materially harm our business.

We are dependent on third-party partnerships for the commercialization of our current and future products, and the failure to of these third parties to successfully commercialize our planned products could prevent us from achieving financial return from these products.

We intend to enter into collaboration agreements in the future to market our planned products. Much of the potential revenue from our future collaborations may consist of contingent payments, such as payments for achieving development milestones and royalties payable on sales of drugs we may develop.

The milestone and royalty revenues that we may receive under these collaborations will depend upon the collaborative partner’s ability to successfully introduce, market and sell our planned products. In many cases we will not be involved in these processes and accordingly will depend entirely on the partners having the necessary expertise and dedicating sufficient resources to commercialize products.

To be successful, we believe we must enter into agreements with collaboration partners. We may not be able to establish collaborations on commercially acceptable terms, if at all. Failure to enter into a sufficient number of collaborative agreements on favorable terms, could have a material adverse effect on our business, financial condition or results of operations.

We also expect to continue to face competition from alternative technologies. Our technology and planned products may be rendered obsolete or uneconomical by advances in existing technological approaches or products or the development of different approaches or products by one or more of our competitors.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell any product candidates that we may develop, we may be unable to generate product revenue.

We do not have a sales organization and have no experience as a company in the sales, marketing and distribution of pharmaceutical products. In order to commercialize any products that we may develop, we must develop sales, marketing and distribution capabilities or make arrangements with a third party to perform these services. If we are unable to establish adequate sales, marketing and distribution capabilities, independently or with others, we will not be able to generate material product revenue and will not become profitable. If our planned products are approved for commercial sale, we currently plan to establish our own specialized sales force to market them in the United States and the rest of the world. Developing a sales force is expensive and time-consuming and could delay any product launch. We might not be able to develop sales and marketing and distribution capabilities. If we are unable to establish these capabilities, we will need to contract with third parties to market and sell our planned products. To the extent that we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues are likely to be lower than if it were to market and sell our planned products.

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Use of third-party suppliers may increase the risk that we will not have adequate supplies of active ingredients of our product candidates.

We will rely on third-party suppliers for the active ingredients for our planned products, and for bulk supplies. Establishing additional or replacement suppliers for these products may take a substantial amount of time. If we have to switch to a replacement supplier, we may face additional regulatory delays, and the manufacture and delivery of these products could be interrupted for an extended period of time, which may delay completion of our clinical trials or commercialization of our planned products.

We face intense competition.

We face, and will continue to face, intense competition from organizations such as large pharmaceutical and biotechnology companies that attempt to identify compounds for development or to support drug discovery efforts, as well as academic and research institutions. We compete in an industry characterized by: (i) rapid technological change, (ii) evolving industry standards, (iii) emerging competition, and (iv) new product introductions. Although we believe that we have identified a novel drug manufacturing technology in addition to many novel drug compounds, our competitors may develop and commercialize products and technologies that compete with our technologies and planned products. Because several competing companies and institutions have greater financial resources than we have, they may be able to: (i) provide broader services and product lines, (ii) make greater investments in research and development, (iii) carry on larger research and development initiatives, (iv) undertake more extensive marketing campaigns, and (v) adopt more aggressive pricing policies than we are able to adopt. They may also have greater name recognition and better access to customers than we have.

The FDA regulates our business and you have no assurance of regulatory approval for our planned products.

The United States Food and Drug Administration, or FDA, other federal agencies and some state and local government entities regulate our business. In addition, various legislative and regulatory proposals may be under consideration from time to time by the United States Congress or other federal agencies that could materially affect our business. The process in connection with such approvals is lengthy and expensive. We may develop products that may not receive approval from the FDA. Additionally, products developed by our collaboration partners that incorporate our technology or products may not receive approval from the FDA, which would adversely affect our partners’ ability to commercialize such products (or prevent commercialization of such products altogether) and in turn adversely affect (or eliminate altogether) our receipt of contingent milestone payments, related product sales revenues and royalties on such products. To the extent products are intended to be sold in jurisdictions outside the United States, those products may be subject to similar regulatory schemes in such foreign jurisdictions.

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If we are unable to obtain acceptable prices or adequate coverage and reimbursement from third-party payers for any products that we may develop, our revenues and prospects for profitability will suffer.

Our ability to commercialize any products that we may develop is highly dependent on the extent to which coverage and reimbursement for such products will be available from:

●	governmental payers, such as Medicare and Medicaid;

●	private health insurers, including managed care organizations; and

●	other third-party payers.

Many patients may not be capable of paying for any products that we may develop and will rely on third-party payors to pay for their medical needs. Currently, Medicare does not have a broad-based outpatient prescription drug benefit that covers products self-administered by patients. State Medicaid programs do have outpatient prescription drug coverage, subject to state regulatory restrictions, made available to that population eligible for Medicaid benefit. The availability of coverage or reimbursement for prescription drugs under private health insurance and managed care plans varies based on the type of the patient’s contract or plan.

A primary current trend in the United States health care industry is toward cost containment. In addition, in some foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidates or products to other available therapies.

Large governmental and private payors, managed care organizations, prescription benefit managers and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. Such third-party payors are challenging the prices charged for medical products and services, and many third-party payors limit reimbursement for newly approved health care products. In particular, third-party payors may limit the indications for which they will reimburse patients who use any products that we may develop. Cost-control initiatives could decrease the price we might establish for products that we may develop, which would result in lower product revenues to us. If the reimbursement for any products that we may develop decrease or if governmental and other third-party payors do not provide coverage or reimbursement for any products that we may develop, our revenue and prospects for profitability will suffer.

Another development that may affect the pricing of drugs is proposed Congressional action regarding drug re-importation into the United States. Proposed legislation and regulations would allow the re-importation of approved drugs originally manufactured in the United States back into the United States from other countries where the drugs are sold at a lower price. If legislation or regulations were passed allowing the re-importation of drugs, they could decrease the price we receive for any products that we may develop, negatively impacting our revenue and prospects for profitability.

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Legislative or regulatory reform of health care systems may affect our ability to sell any products profitably.

In the United States, there have been a number of legislative and regulatory proposals to change publicly financed health care systems in ways that could affect our ability to sell our planned products that we may develop profitably. Federal and state proposals and health care reforms are likely. Our results of operations could be materially adversely affected depending on the type of health care reforms that are adopted, if any.

We may be unable to adequately protect our planned products and other intellectual property.

Our success will depend, in significant part, on our ability to obtain and maintain patent and trade secret protection. Although we are not dependent on patents to protect our intellectual property, we expect to rely on patents when they can be obtained to protect a significant part of our intellectual property and competitive position. Our existing patents, and those patents that may be issued, may not afford meaningful protection for our technologies and products. In addition, our current and future patent applications may not result in the issuance of patents in the United States or foreign countries. Further, even if patents issue or have issued, you have no assurance that the issued claims will provide any significant protection against competitive products or otherwise be valuable commercially. Our competitors may develop technologies and products similar to our technologies and products that do not infringe our patents. Legal standards relating to the validity of patents and the proper scope of their claims in the biopharmaceutical field are still evolving, and there is no consistent law or policy regarding the breadth of claims in biopharmaceutical patents or the effect of prior art on them. If we are not able to obtain adequate patent protection, our ability to prevent competitors from making, using and selling competing products will be limited, which could have a material adverse effect on our business, financial condition or results of operations.

We also rely on trade secrets to protect our technologies. However, trade secrets are difficult to protect. We plan to require all of our employees to sign agreements that prohibit the improper use of our trade secrets or the disclosure of them to others, but we may be unable to determine if our employees have conformed or will conform to their legal obligations under these agreements. We also require collaborators and consultants to enter into confidentiality agreements, but we may not be able to adequately protect our trade secrets or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of this information. Third parties may independently discover our trade secrets or proprietary information.

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Our success will depend partly on our ability to operate without infringing or misappropriating the proprietary rights of others and on our ability to obtain licenses.

We may be sued for infringing or misappropriating the proprietary rights of others. We may have to pay substantial damages, including treble damages, for past infringement if it is ultimately determined that our planned products infringe a third party’s proprietary rights. The pharmaceutical industry has a history of patent litigation and will likely continue to have patent litigation suits. A number of patents have issued and may issue covering certain fields of use that could prevent us from developing our technologies or particular compounds, or relating to certain other aspects of technology that we utilize or expect to utilize.

We may need to initiate lawsuits to protect or enforce our patents, if we receive any, or other proprietary rights, which would be expensive and, if unsuccessful, may cause us to lose some of our intellectual property rights.

In order to protect or enforce any patent rights we may obtain, we may need to initiate patent litigation proceedings against third parties, such as infringement suits or interference proceedings. These lawsuits could be expensive, take significant time, and could divert management’s attention from other business concerns. These lawsuits could put any future patents at risk of being invalidated or interpreted narrowly, and put patent applications at risk of not being issued. Further, these lawsuits may also provoke the defendants to assert claims against us. The patent position of biopharmaceutical firms is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. You have no assurance that we would prevail in any of such suits or proceedings or that the damages or other remedies awarded to us, if any, will be commercially valuable.

We may be sued for product liability.

We may be held liable if any planned product causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. Any insurance coverage we may purchase may not be sufficient in amount and scope against potential liabilities or the claims may be excluded from coverage under the terms of the policy. Furthermore, product liability insurance is becoming increasingly expensive. As a result, we may not be able to obtain sufficient amounts of insurance coverage, obtain additional insurance when needed, or obtain insurance at a reasonable cost, which could prevent or inhibit the commercialization of products or technologies. If we are sued for any injury caused by our planned products or technology, our liability could exceed our total assets. Any claims against us, regardless of their merit or eventual outcome, could have a material adverse effect upon our business.

How We Plan To Offer and Sell Our Shares

We are offering 70,000,000 shares of our common stock at a price of $0.18 per share, in a self-underwritten, best-efforts public offering for gross proceeds of $12,600,000. We are not requiring ourselves to sell any minimum number of shares before we sell any shares; provided each subscriber to purchase our shares must purchase not less than 3,000 shares. Our directors and executive officers will offer and sell our shares and will not receive any commission or other compensation related to these activities. The offering will terminate one year from the date of this offering circular. You have no assurance we will be able sell any or all of the shares.

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Persons who decide to purchase our common stock will be required to complete a subscription agreement (attached at the end of this offering circular) and submit it to us at the address set forth in the subscription agreement together with a bank check for the subscription price payable to Zimmerman BioPharma Holding, Inc. or concurrently wire the subscription price to the bank account identified in the subscription agreement. We reserve the right to reject subscriptions for any reason. In the event we reject any subscription the associated funds will be promptly refunded to the subscriber without interest, offset or deduction.

How We Plan To Use Proceeds from the Sale of Our Shares

We expect to receive gross proceeds of $12,600,000 from the sale of our shares, if we sell the entire offering of 70,000,000 shares, and to incur in expenses of $10,000 associated with the offering. The purposes to which we intend to apply the proceeds are set forth in the following table. The columns in the table indicate the level of proceeds applied to the individual line items in the table based on the percentage of the total offering that we sell.

Use of Proceeds:	10%	50%	100%
Capital Raised	$1,200,000	$6,300,000	$12,600,000
Less: Offering Costs	10,000	10,000	10,000
Net Offering Proceeds	1,190,000	6,290,000	12,590,000
CapEx for Clinical trials	250,000	3,658,640	4,919,983
CapEx for Pilot facility		881,814	2,468,385
Operating Expenses	940,000	1,749,546	5,201,632
Salaries:
Executive Compensation	240,000	580,000	1,250,000
Other Compensation	92,646	199,520	780,880
Sales & Marketing	150,000	250,000	1,000,000
General & Administrative	457,354	720,026	2,170,752
Total Use of Net Offering Proceeds	$1,190,000	$6,290,000	$12,590,000

We believe the net proceeds from the sale of all the shares we are offering, assuming all the shares are sold (of which you have no assurance), will be sufficient to fund our operations for approximately 15 months, assuming application of the proceeds as outlined above and assuming we do not earn revenues. If we generate revenues, of which you have no assurance, revenues would extend the period over which the net proceeds from the sale of the shares will sustain our operations. See, “Risk Factors”. Our Board of Directors reserves the right to reallocate the use of net proceeds, if, in our judgment, such reallocation will best serve our needs in meeting changes, developments and unforeseen delays and difficulties. Pending use, the net proceeds shall be invested in certificates of deposit, money market accounts, treasury bills, and similar short term, liquid investments with substantial safety of principal.

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Description of Our Business

Our corporate history

We were incorporated in Nevada in 1994 under the name of Travel Masters. In 1999, we engaged in a reverse acquisition in which we changed our name to Progress Watch Corporation. We changed our name to Mobile Broadcasting Holding, Inc. in 2014, to Medically Minded, Inc. in 2015, to Medically Minded Holding Corp. in 2016, to Sixty Six Oilfield Services, Inc. in 2017 and to Six Six Five Energy, Inc. in 2018. Our intended business beginning 2014 through 2017 was to be engaged in cannabis cultivation and distribution, initially in the US Virgin Island and subsequently in states where such activities were legal. We were never able to establish any business activities involving cannabis. Our business in 2017 to 2019 was (a) through our subsidiary 66 Oilfield Services, LLC which we acquired was supplying the oil and gas extraction industry with refurbished and certified custom drilling rigs, rigs from 1000 to 3000 hp, drill pipe including heavy weight, drill collars, pup joints, pony collars, handling tools, tube goods, casings, blow-out preventers, engines, compressors and other select equipment to customers world-wide; (b) through Fluid End Sales, Inc., doing business as Five Star Rig and Supply, which we acquired was a comprehensive oilfield supply and equipment company manufacturing and distributing a variety of oilfield equipment; and (c) through our subsidiary Maxwell Exploration LLC which we incorporated we did not engage in any business. Beginning December 16, 2016, we engaged in a holding company reorganization in which the original corporation was merged into a wholly owned subsidiary of the newly incorporated holding company which was named Medically Minded Holding, Inc. and which was the successor to the original corporation for accounting and federal securities law purposes. On November 20, 2019, we acquired Zimmerman BioPharmaceuticals, Inc., founded on June 3, 2018. On December 11, 2019 we moved our state of incorporation to Florida from Nevada by redomiciling in Florida and we changed our name to Zimmerman BioPharma Holding, Inc. See, “Related Party Transactions”. At various times between 1994 and our acquisition of Zimmerman BioPharmaceuticals, Inc., we have been a shell company. Otherwise, we have been engaged in businesses suggested by our name at any particular time.

The address of our executive offices is Suite 1540, 401 Congress Avenue, Austin, Texas 78701 and out telephone number is (512) 855-7704. The address of our website is www.zbpinc.com.

Overview of our business

With the acquisition of Zimmerman BioPharmaceuticals, Inc. in November 2019 as a wholly owned subsidiary, in which we plan to conduct all of our operations, we are a biopharmaceutical company that has developed a proprietary technology to manufacture generic insulin and insulin analog active pharmaceutical ingredients (API). This is a new technology that simplifies and accelerates the production process, which is less capital-, labor- and materials-intensive than existing processes on the market. We believe our technology will make our U.S.-manufactured insulin and insulin analogs cost-competitive on a global scale. Our planned products include human insulin, fast acting insulin, glucagon and glargine.

Market overview

The insulin market has not experienced significant innovations in past decades. In the United States and Europe, Novo Nordisk, Sanofi, and Eli Lilly have enjoyed exclusive marketing rights for their insulin products because of strictly enforced intellectual property laws. During this time, the insulin product improvements were limited mostly to new delivery and absorption mechanisms such as controlled-dosage pens, extended-release and inhalable insulin products. However, these innovations were largely accompanied by significant price increases. In 2012-2016, a substantial number of patents from major insulin manufacturers expired. This has given us a freedom to seek approval for our generic, or biosimilar, insulin products and to enter the marketplace with low-cost insulin.

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FDA approval

We will be required to obtain approvals by the U.S. Food and Drug Administration for our planned insulin and insulin analogs as being biosimilar to products the FDA has previously approved. A biosimilar product is a biological product that is approved based on a showing that it is highly similar to an FDA-approved biological product, known as a reference product, and has no clinically meaningful differences from the reference product in terms of safety and effectiveness. Only minor differences in clinically inactive components are allowable in biosimilar products.

We will be required to conduct laboratory testing demonstrating our planned insulin and insulin analogs are similar to a branded insulin, such as Novolin® or Humulin®, and to produce a clinical trial lot of insulin under cGMP standards (current good manufacturing practices) before we file an Investigational New Drug (IND) application with the FDA. After filing the IND, we plan to begin human clinical trials consisting of a PK/PD study and an antigenicity study.

A PK (pharmacokinetics) component studies what the body does to a drug as determined by four factors:

●	How fast and how completely the drug is absorbed into the body (from the stomach and intestines if it’s an oral drug);
●	How the drug becomes distributed through the various body tissues and fluids, called body compartments (blood, muscle, fatty tissue, cerebrospinal fluid, and so on);
●	To what extent (if any) the drug is metabolized (chemically modified) by enzymes produced in the liver and other organs;
●	How rapidly the drug is eliminated from the body (usually via urine, feces, and other routes).

A PD (pharmacodynamics) component studies what the drug does to the body as determined by the relationship between the concentration of the drug in the body and the biological and physiological effects of the drug on the body or on other organisms (bacteria, parasites, and so forth) on or in the body.[PK/PD description quoted from https://www.dummies.com/education/science/biology/pharmacokinetics-and-pharmacodynamics-pkpd-studies/ ]

An antigenicity component studies how likely a drug is to cause an immunological response in the body. This is more important in protein products than others because proteins are more antigenic. The FDA has previously required antigenicity studies of all protein biosimilars. In November 2019, the FDA published a draft but has not yet adopted industry guidance which recommends the generally “an applicant would not need to conduct a comparative clinical immunogenicity study, e.g., a switching study, to support licensure under section 351(k)(4) of the PHS Act” when “comprehensive and robust comparative analytical assessment between a proposed interchangeable insulin product and the reference product demonstrate[es] that the proposed interchangeable product is ‘highly similar’ to the reference product with very low residual uncertainty about immunogenicity . . . so long as the statutory criteria for licensure as an interchangeable are otherwise met”. We plan to conduct “comprehensive and robust comparative analytical assessment” of our insulin product and a reference insulin product. Accordingly, we believe we may not be required to conduct a comparative clinical immunogenicity study, in the event the FDA adopts the industry guidance described above, and will be able to avoid the cost of a comparative clinical immunogenicity study.

The following table identifies the milestones and timeline for achieving FDA approval to market our insulin product:

MILESTONES	Duration/ETA	Estimate Cost
File Investigational New Drug (IND) application with FDA	4 – 6 months post funding	$2,888,255
Conduct human clinical trials	9 – 12 months	$1,433,315
Compile trials data for and file New Drug Application (NDA) with FDA	6 – 10 months from commencing clinical trials	$598,413
Receive FDA approval to market	12 – 15 months from NDA

Manufacturing

We intend to manufacture our planned insulin and insulin analogs in-house using our proprietary technology in compliance with current good manufacturing practices. We plan to own and operate our production facility with an annual capacity of 2,200 kg of insulin products. We may consider the acquisition of a mothballed biologics production facility after evaluating the lease or purchase terms, as refurbishing existing facility is expected to save time and money or we may construct a manufacturing facility if leads prove unviable from cost or timing perspective. Concurrent with the clinical trials and FDA application for insulin, we intend to work to finalize the production facility for manufacturing, conduct relevant FDA inspections and secure compliance with current good manufacturing practices. We plan to rely on an outsourced fill-and-finish operation to package and supply proper marketing materials for our insulin so that the product can be distributed to the marketplace in compliance with the FDA regulations. Outsourcing this final step in the product manufacturing is expected to help shorten approval timing related to our manufacturing facility as the fill-and-finish operations tend to be subjected to more aggressive FDA scrutiny. We have identified several such fill-and-finish operations, and we believe we can enter an agreement prior to completion of clinical trials. We plan to align the timing of the commercial facility’s approvals and achieve staff hiring and training targets so that the facility can commence manufacturing of select insulin product inventory once we receive FDA approval.

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Raw materials

We expect to use a variety of inputs in manufacturing our planned products. Except for resins, these are commodity products that can be sourced over the counter with no major delays. Examples include glycerin, kanamycin, potassium phosphate, monobasic, potassium phosphate, dibasic and yeastolate. Resins, on the other hand, represent critical supply item and need to be ordered far enough in advance so that the manufacturer has enough inventory to fulfill the order. We estimate that it may need to place the order upwards of one year in advance.

We believe GE Healthcare is the sole supplier of adequate quality resins. And this has been the current competitive environment for several years. While it does create certain supply chain risk, we believe that if GE Healthcare were to cease offering these resins, the entire insulin production market would suffer equally. A similar statement can be applied to prices: If GE Healthcare were to raise prices, it would affect other insulin suppliers similarly. Even a substantial increase in pricing is not expected to affect competitive positioning of our insulin manufacturing technology.

DIABETES BASICS

Diabetes is a chronic disease resulting results from a patient’s inability to either produce the hormone insulin, or to adequately respond to circulating insulin or the combination of thereof. The disease manifests itself in two classic forms: Type 1 and Type 2 diabetes. In both types, insulin is used as a treatment to help a patient regulate sugar in the blood stream.

Type 1 Diabetes

Type 1 diabetes is the result of an autoimmune attack on the insulin producing islet beta cells in the pancreas of the patient. This autoimmune attack severely hampers the body’s ability to produce insulin, and the only treatment for these patients is daily injections of insulin to augment its content in the bloodstream at an appropriate time. Type 1 diabetes is most commonly diagnosed in children or young adults. It is considered a genetic disease, and accounts for 5-10% of all diabetes instances. This subset of the market is fairly predictable and has not fluctuated dramatically.

Type 2 Diabetes

Type 2 diabetes, also known as adult onset diabetes, is the result of the body’s impaired ability to respond to circulating insulin. Type 2 patients naturally produce more insulin to compensate for impaired response, and over time this leads to further reduction in cellular sensitivity to insulin, and ultimate failure of the metabolic system. Type 2 diabetes accounts for 90-95% of all instance of diabetes, and has attracted substantial attention from the pharmaceutical industry for therapeutic control. This subset of the market has been experiencing profound growth and is expected to drive expansion going forward.

The risk factors for Type 2 diabetes typically increase as person ages, when a person does not regularly exercise and if he or she is overweight and obese. Other risks factors include:

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●	Family history of diabetes in close relatives
●	Being of African, Asian, Native American, Latino, or Pacific Islander ancestry
●	High blood pressure
●	High blood levels of fats, known as triglycerides, coupled with low levels of high-density lipoprotein, known as HDL, in the blood stream
●	Prior diagnosis of pre-diabetes such as glucose intolerance or elevated blood sugar
●	In women, a history of giving birth to large babies (over 9 lbs.) and/or diabetes during pregnancy

Even though Type 2 diabetes is not a genetic disease, it appears to be strongly inherited as confirmed by observations2:

●	80-90% of people with Type 2 diabetes have other family members with diabetes
●	10-15% of children of a diabetic parent will develop diabetes
●	If one identical twin has Type 2 diabetes, there is up to a 75% chance that the other will also be diabetic

Type 2 Diabetes Insulin Resistance and Insufficient Insulin Production

Insulin resistance in Type 2 diabetes means the signal insulin gives to a cell is weakened. The weakened signal results in less glucose uptake by muscle and fat cells and a reduction in insulin mediated activities inside cells. Compounding this problem of resistance, there is additional defect in insulin production and secretion by the insulin producing cells, the beta cells in the pancreas. As a group, people with Type 2 diabetes have both insulin resistance and an inability to overcome the resistance by secreting more insulin. Any given individual with Type 2 diabetes may have more resistance than insulin insufficiency or more insulin insufficiency than resistance. The problems may be mild or severe, and the progression from a genetic predisposition to Type 2 diabetes to the development of an elevated blood sugar or overt diabetes is affected by environmental factors

Pre-Diabetes

Pre-diabetes is a stage between not having diabetes and having Type 2 diabetes. A patient has pre- diabetes when his or her blood sugars are above normal, but not so high as to meet the diagnostic criteria for Type 2 diabetes. One in three people with pre-diabetes will go on to develop Type 2 diabetes.

INSULIN BASICS

Non-Diabetic Blood Sugar and Insulin Release Patterns

Natural insulin (i.e. insulin released from human pancreas) keeps blood sugar in a very narrow range. Overnight and between meals, the normal, non-diabetic blood sugar ranges between 60-100mg/dl and 140 mg/dl or less after meals and snacks. To keep the blood sugar controlled overnight, while fasting and between meals, the body releases a low, background level of insulin. When a person eats, there is a large burst of insulin. This surge of insulin is needed to dispose of all the sugar being absorbed from the meal. In a healthy human, all these complex processes take place automatically, dynamically and continuously with insulin released from the pancreas into the blood stream.

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Although the insulin is quickly destroyed (5-6 minutes), its effect on cells may last 1-1.5 hours. When the body needs more insulin, its concentration increases; when the body no longer needs insulin, its concentration in the blood stream rapidly falls. At mealtime, a little insulin is released even as a person starts smelling or chewing the food. This gets the body ready to receive the sugar load from the meal.

Then, as the food is digested, the sugar levels rise which causes a surge of insulin. The insulin levels rapidly climb and peak in about 45 minutes to 1 hour before falling back to the background or basal levels as illustrated below:

Diabetes Diagnostic Criteria

The American Diabetes Association (ADA) issues the following recommendations the blood sugar (glucose) targets for non-diabetics.

A1c*	< 7.0%
Before Meal Glucose Level	70-130 mg/dl
After Meal Glucose Level	< 180 mg/dl

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Downsides of High Blood Sugar

Immediate problems of high blood sugar include a risk of diabetic ketoacidosis (DKA), which is a blood chemical imbalance and can be life-threatening. DKA develops when the cells do not get the sugar they need for energy and the body breaks down fat instead of glucose and produces and releases substances called ketones into the bloodstream. Some unpleasant symptoms may include:

●	Flushed, hot, dry skin
●	A strong, fruity breath odor
●	Loss of appetite, abdominal pain, and vomiting
●	Restlessness
●	Rapid, deep breathing
●	Confusion
●	Drowsiness or difficulty waking up. Severe cases may cause difficulty breathing, brain swelling, coma or death. Negative long-term consequences of elevated blood sugar include:
●	Damage to large blood vessels (macrovascular disease) can lead to a buildup of plaque, increasing one’s risk of coronary artery disease, heart attack, and stroke
●	Damage to small blood vessels (microvascular disease) can lead to loss of vision, kidney disease, and nerve problems throughout the body
●	Nerve damage (diabetic neuropathy) can decrease or completely block the movement of nerve impulses or messages through organs, legs, arms, and other parts of the body. Nerve damage can affect internal organs and one’s ability to feel pain when they are injured
●	Loss of proximities through amputation

Blood Sugar Management Approaches

Non-behavioral or medications-based sugar management approaches tend to fall within non-insulin based and insulin-based categories. The non-insulin-based approaches, most often prescribed with the onset of Type 2 diabetes include.

●	Metformin: Pills that reduce sugar production from the liver
●	Thiazolidinediones (glitazones): Pills that enhance sugar removal from the blood stream
●	Insulin releasing pills (secretagogues): Pills that increase insulin release from the pancreas
●	Starch blockers: Pills that slow starch (sugar) absorption from the gut
●	Incretin based therapies: Pills and injections that reduce sugar production in the liver and slow the absorption of food
●	Amylin analogs: Injections that reduce sugar production in the liver and slow the absorption of food

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However, because Type 2 diabetes tends to be a progressive condition, a vast majority of patients end up on some form on insulin replacement plan. According to Alaleh Mazhari, DO, an associate professor of endocrinology at Loyola Medicine in Maywood, IL, “After 10 to 20 years [after diagnosis], almost all patients with Type 2 diabetes will need insulin. “Once they lose most of the cells in the pancreas that make insulin, no other [non-insulin] diabetes medication can help. They may have been on one, two, or three diabetes medications, but their A1C can no longer be kept in a safe range.”9 When a diabetes patient doesn’t have enough of his own insulin, or cannot take other medications to control his blood sugar, he will need to start insulin therapy. The insulin therapy tries to duplicate the body’s natural pattern of insulin secretion.

Contemporary insulin replacement therapies can only approximate normal insulin levels, and the treatment plan is must be periodically revised. The insulin therapy can range from one injection a day to multiple injections and using an insulin pump (continuous subcutaneous insulin infusion). The more frequent the insulin injections, the better the approximation of natural or normal insulin levels.

TYPES OF INSULIN

Insulin has been available since 1925, and was initially extracted from beef and pork pancreases. In the early 1980’s, technology became available to produce human insulin synthetically. There are various dimensions across which insulins are classified.

Human Insulin vs. Insulin Analogs Classification

Human insulin is synthetically produced insulin, which is identical in structure to a human’s natural insulin, thus the name “human insulin.” It is a synthetic compound manufactured outside of the human body through application of the recombinant DNA technology. However, when synthetic human insulin is injected under the skin it doesn’t work as well as natural insulin. It clumps together, takes a long time to be absorbed, and is not well synchronized with a human body’s needs.

As the name implies, insulin analog is “analogous” or similar to human insulin, but they have been designed to mimic the body’s natural patterns of insulin release and absorption. Analogs have minor structural variations from human insulin that give them desirable characteristics when injected under the skin. Once absorbed, they act on cells like human insulin, but are absorbed from fatty tissue more predictably.

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Insulin Product Classification by Action

Insulins products are also categorized by the timing of their action in a patient’s body. These categories include:

●	Onset (how quickly they act)
●	Peak (how long it takes to achieve maximum impact)
●	Duration (how long they last before they wear off)

There are three main groups of insulins: Fast-acting, Intermediate-acting and Long-acting insulin.

Fast- or rapid-acting insulin is absorbed quickly from the patient’s fat tissue (subcutaneous) into the bloodstream and is used to control the blood sugar during meals and snacks and to correct high blood sugars. This category includes such products as insulin as part, insulin lyspro and insulin glulisine. They have an onset of action of 5 to 15 minutes, peak effect in 1 to 2 hours and duration of action that lasts 4- 6 hours. With all doses, large or small, the onset of action and the time to peak effect is similar.

However, the duration of insulin action is affected by the dose. For example, a few units may last 4 hours or less, while 25 or 30 units may last 5 to 6 hours. Compare these to regular human insulin, which has an onset of action of 0.5 hour to 1-hour, peak effect in 2 to 4 hours, and duration of action of 6 to 8 hours. The larger the dose of regular the faster the onset of action, but the longer the time to peak effect and the longer the duration of the effect.

Intermediate-acting insulin is absorbed more slowly, and lasts longer, which allows it to be used to control the blood sugar overnight, while fasting and between meals. An example of the intermediate acting is NPH Human Insulin, which has an onset of insulin effect of 1 to 2 hours, a peak effect of 4 to 6 hours, and duration of action of more than 12 hours. Very small doses will have an earlier peak effect and shorter duration of action, while higher doses will have a longer time to peak effect and prolonged duration. Another example of intermediate-acting insulin product is pre-mixed insulin, which is NPH pre- mixed with either regular human insulin or a rapid- acting insulin analog. The insulin action profile is a combination of the short and intermediate acting insulins.

Long-acting insulin is absorbed slowly, has a minimal peak effect, and a stable plateau effect that lasts most of the day. These qualities allow it to be used to control the blood sugar overnight, while fasting and between meals. Examples of long-acting insulins include insulin glargine and insulin detemir with an onset effect in 1.5-2 hours. The insulin effect plateaus over the next few hours and is followed by a relatively flat duration of action that lasts 12-24 hours for insulin detemir and 24 hours for insulin glargine.

Type of Insulin	Onset	Peak	Duration	Appearance
Fast-acting
Regular Human Insulin	½-1 hr.	2-4 hr.	6-8 hr.	clear
Lyspro/ Aspart/ Glulisine	<15 min.	1-2 hr.	4-6 hr.	clear
Intermediate-acting
NPH	1-2 hr.	6-10 hr.	12+ hr.	cloudy
Long-acting
Detemir (Levemir®)	1 hr.	Flat, Max effect in 5 hrs.	12-24 hr.	clear
Glargine (Lantus®)	1.5 hr.	Flat, Max effect in 5 hrs.	24 hr.	clear

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Insulin Products Classification by Concentration & Delivery Method

Insulin concentrations may vary depending on specific marketed product. Typically, insulins sold in the U.S. have a concentration of 100 units per ml or U100. In other countries, additional concentrations are available.

●	Syringe, which requires manual dosage from insulin vials.
●	Insulin pen, which resembles a large pen. It replaces the vial and syringe, assists people with poor eyesight, and helps avoid over- or under-dosing.
●	Insulin pump allows for computerized / motorized insulin delivery with significant delivery flexibility over time and dosage as it is connected to the body through catheter and often comes with blood sugar monitor.
●	Jet injector is an alternative to needle delivery. The delivery takes place by applying the device against the patient’s skin and pressing a button; a jet of air forces insulin through the skin.
●	Nasal spray allows for delivery of insulin through the nose; insulin is kept in small-size particles and is absorbed through lungs.
●	Insulin inhaler (similar to traditional asthma inhaler) also allows for delivery of insulin through lungs.
●	Insulin infusion, unlike other delivery mechanisms above, is not designed to be performed by a patient. Infusion implies delivery directly into a patient vein and must be done in a hospital setting under close medical supervision. Typically, insulin is added to intravenous fluids and insulin and blood sugar are strictly monitored in real time setting.

Market Opportunity

Diabetes has been growing at an exponential rate and the IDF estimates that the diabetic population in 2017 is 425 million adults aged 20-79 worldwide, growing to a high of 629 million by 2045. North America is expected to see a 37% increase in the diabetic population by 2040 (when compared to 2015). Likewise, Europe is likely to face a 19% increase, Asia Pacific is expected to witness a 41% increase, Middle East 80% increase and Africa is likely to face a huge 80% increase in diabetic population.

The global human Insulin market accounted for $33.94 billion in 2017, and is projected to register a CAGR of 8.8% during the period 2018-2023 reaching a market size of $56.1 billion by 2023. North America is the leading market for human insulin with 39.2% of the market. The European human insulin market stands as second largest market and has been valued at $10 billion in 2015. Asia Pacific, Africa and Middle East have been valued at $6 billion in 2015. The number of people with diabetes rose from 108 million in 1980 to 425 million in 2017.

“Between 1987 and 2014, the wholesale price of a 20-ml vial of Humulin U500—a concentrated form of long-acting insulin that more and more people with diabetes are using to control blood sugar—rose from $170 to $1,200, according to Truven Health Analytics. By January of 2017, the list price was $1,400.” Today that price is $1,909, while the wholesale price per 10 mL vial of the most popular type of insulin ranges between $85 and as high as $150 per vial (Novolog), depending on the brand.

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The price to individual consumer is far more expensive costing as much as $381 per vial. The recent introduction in the U.S. of the generic “biosimilar insulin” called Basaglar, which won FDA approval in December 2015, has put a somewhat lower-priced insulin on the market. “The list price of Basaglar will be $316.85 for a pack of 5 pens, and that on a per-unit basis, this represents just a 15% discount over Lantus and Toujeo, a 21% discount over Levemir, and 28% discount over Tresiba.”

Taken together, Type 1 and Type 2 diabetes occurs in nearly 9% of the world’s population. While Type 1 diabetes tends to be relatively stable, it is still increasing by around 3% per year particularly among children, and affects between 7%-12% of the population of high-income countries. In 2017, in excess of 1 million children had Type 1 diabetes and that number was growing by approximately 86,000 per year.

Intellectual property

We consider the protection of our proprietary information, technologies, know-how, products and processes (hereinafter “proprietary technology”) to be material to the success of our business. We rely upon trade secrets, contractual arrangements, confidentiality and, if applicable in the future, trademarks to establish and protect our proprietary technology. We have identified several trade secrets that we would like to file patents for after we secure funding. Until we have resources to properly document, file for and enforce the key aspects of our proprietary technology in insulin manufacturing, we choose to keep these technology aspects secret.

We have filed a United States patent application, which covers regular human insulin. We have options to file other patents covering the various analogs and it intends to do so after it closes on funding. All patents can be filed as the U.S., the patent cooperation treaty (PCT), or country-specific patents. We believe the U.S. patent path tends to be the fastest and cheapest. Yet, the PCT patent gives coverage in the U.S. and all other patent treaty countries but tends to be more expensive. We plan to evaluate patent protection on a product-by-product basis. We intend to prosecute our patent applications and enforce and defend our patents and otherwise enforce and defend our proprietary technology.

We will require our employees, consultants, outside scientific collaborators, customers and certain prospective customers, sponsored researchers and other advisors to execute non-circumvent, non-compete confidentiality agreements upon the commencement of employment or other relationships with us. These agreements generally are expected to provide that all confidential information developed by or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties. In the case of employees, the agreements generally will provide that all discoveries, developments, inventions and other intellectual property conceived or reduced to practice by the individual while employed by us will be our exclusive property.

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Competition

Three multi-national companies control approximately 93% of the global market by sales revenues. These players are Sanofi Aventis (France), Novo Nordisk A/S (Denmark), Eli Lilly & Company (U.S.). Other players include Biocon Ltd. (India), Julphar (U.A.E.), Ypsomed AG (Switzerland), Becton, Dickinson and Company (U.S.), Wockhardt Ltd. (India), B. Braun Meselgen AG (Switzerland), and Biodel Inc. (U.S.)

Top Seven Global Insulin Manufacturers
Rank	Company Name	HQ Country	Countries with Sales	Market % (by revenue)	Market % (by production)	Major Insulin Products
1	Novo Nordisk	Denmark	111	41%	52%	Actrapid®, Insulatard®, Levemir®, Mixtard®, NovoLog®/ NovoRapid®, NovoMix®, Novolin 70/30, Tresiba
2	Sanofi	France	101	32%	17%	Apidra®, Insuman®, Lantus®, Toujeo®
3	Eli Lilly	US	94	20%	23%	Humalog®, Humulin®, Basaglar®
4	Bioton	Poland	26	Unknown	Unknown	GensulinTM, SciLinTM
5	Wockhardt	India	17	Unknown	Unknown	Wosulin®
6	Biocon	India	17	Unknown	Unknown	Basalog®, Insugen®
7	Julphar	UAE	13	Unknown	Unknown	Jusline®

Employees

At the date of this offering circular, we have two full-time employees, who are Messrs. Wood and Zimmerman. Our planned staffing requirements are set forth in the following table.

Positions	YR 1	YR 2	YR 3	YR 4	YR 5	YR 6	YR 7
Senior staff	2	4	4	4	4	5	5
Other staff	1	1	1	2	5	8	8
Research and development staff	0	6	6	6	6	6	6
Production staff	0	0	0	14	22	30	30
Total positions	3	11	11	26	37	49	49

Litigation

We are not engaged in any litigation at the date of this offering circular. We may be engaged in litigation from time to time in the normal course of business, including claims for injury and damage alleged to be caused by use of our planned products.

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Our Property

We do not own or lease any offices at this time other than a “virtual office” at the address set forth on the cover page of this offering circular. In the event we sell a sufficient number of shares of our common stock pursuant to this offering circular, we plan to lease general office space sufficient for our current needs and additional needs of additional personnel in the foreseeable future.

Our Plan of Operations

We are a development stage enterprise. The following information describes our plan to conduct operations over the next twenty-seven months beginning with our first sales of our shares under this offering circular.

KEY TIMELINE GOALS	START	END	Budget
Regular Human Insulin - finalize CRO process	Month 1	Month 3	$1,009,705
Produce cGMP clinical trial lot & characterize	Month 3	Month 6	$1,634,463
Regular Human Insulin (RhI) IND Application & Review	Month 4	Month 6	$244,087
Receive IND Approval from FDA	Month 6	Month 7	N/A
Conduct Clinical Trails PK/PD & Antigenicity	Month 7	Month 12	$1,433,315
Prep & File New Drug Application (NDA) with FDA	Month 9	Month 12	$598,413
NDA review	Month 12	Month 27	N/A

Management’s Discussion and Analysis of Financial Condition and Results of Operations

All of our operations in the oilfield services and equipment business conducted in our subsidiary Fluid End Sales, Inc. prior to our change of control on November 15, 2019 and planned entry into the insulin production and sales business were discontinued functionally as of April 1, 2019 and formally on May 1, 2019. We have accounted for termination of that business as discontinued operations on which we experienced neither a gain nor a loss.

As a result to the discontinuation of our oilfield services and equipment business, our gross revenues, costs of goods sold and gross profit for the fiscal years 2019 and 2018 and for the first quarter of 2020 and 2019 have been adjusted to zero.

Our selling, general and administrative expenses unrelated to discontinued operations are reflected in our statement of operations. These amounts for the periods reported are not necessarily indicative of selling, general and administrative expenses in future periods.

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	Year Ended December 31,		Three Months Ended March 31
	2019	2018	2020	2019
Gross Revenue	$—	$—	$—	$—
Cost of Goods			$—
Gross Profit	—	—	—	—

Selling, General and Administrative	37,843		2,081
Operating Income	(37,843)	—	(2,081)	—

Earnings Before Interest and Tax	(37,843)	—	(2,081)	—
Interest Expense			—
Earnings Before Tax	(37,843)	—	(2,081)	—
Income Tax			—
Income from Continuing Operations	(37,843)	—	(2,081)	—

Discontinued Operations
Gain/Loss from Discontinued Component	(7,450,053)	327,000		110,545
Income tax		22,000
Gain/Loss on Discontinued operations	(7,450,053)	305,000		110,545

Net Income	$(7,487,896)	$305,000	$(2,081)	$110,545

We do not have short or long term liquidity. We are offering shares of our common stock pursuant to this offering circular to remedy of liquidity deficiency.

We do not have commitments for capital expenditures, although development of a pilot facility for production of our planned insulin products will require future commitments for capital expenditures.

Our Management

Information about our directors and executive officers is set forth in the following table. The address of our directors and executive officers is our address. We do not have any employees, other than our directors and executive officers.

Name	Age	Position	Director Beginning
Jackson L. Morris	76	Corporation Secretary	n/a
David J. Wood	62	Director and Chief Executive Officer	October 2019
Ronald E. Zimmerman	75	Director and Chief Scientific Officer	October 2019

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Our stockholders elect our directors. Our directors serve terms of one year and are generally elected at each annual stockholders meeting; provided, that you have no assurance we will hold a stockholders’ meeting annually. Each director will remain in office until his successor is elected and qualified, or his/her earlier resignation. We do not have independent directors using the definition of independence contained in the NASDAQ listing rules. Our executive officers are elected by the board of directors and their terms of office are at the discretion of the board of directors, subject to terms and conditions of their respective employment agreements, if any. We have the authority under Florida law and our bylaws to indemnify our directors and officers against certain liabilities. We have been informed by the U.S. Securities and Exchange Commission that indemnification against violations of federal securities law is against public policy and therefore unenforceable.

Management Biographies

Jackson L. Morris fills the statutory position of corporation secretary as a courtesy and incidental to his services as our independent corporate and securities counsel. Mr. Morris owns shares of our common stock. See, “Legal Matters”. Mr. Morris has practiced law beginning 1971 and been engaged in the private practice of law since 1975, maintaining his own practice in the Tampa Bay area since 1993. Mr. Morris focuses his practice in corporate, securities and business transaction law. Mr. Morris earned a B.A. degree in economics from Emory University in 1966, a J.D. degree from Emory University Law School in 1969 and a L.L.M. degree in Federal Taxation from Georgetown Law School in 1974.

David J. Wood is a director and our Chief Executive Officer on a full time basis. He has served as director, president, chief executive officer, chief operation officer, vice president and general manager for public and private companies. He has over thirty-five years of experience in general management and operations roles in start-ups and Fortune 25 companies delivering revenue growth, building teams to sustain growth and profitability. In March 2018 he cofounded Zimmerman Biopharmaceuticals, Inc. In April 2007 he was the founder and until November 2018 he was the president of SCiBPO, a strategic consultancy specializing in building business value and improving performance in successful companies. From March 1999 to March 2007, Mr. Wood served first as vice president and general manager of a $200 million enterprise business unit of Scient, Inc., a consulting company founded in 1997. After Scient filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York, Case Nos. 02-13455 through 02-13458 (AJG) in 2002, Mr. Wood served as its President and Chief Restructuring Officer until 2007. From October 1996 to March 1999, Mr. Wood served as the President and Chief Operating Officer of The Joseph Company, an international consumer products business. During his tenure with Joseph, stockholder value increased to $400 million, a valuation that was validated by Credit Suisse First Boston and Merrill Lynch during the $40 million financing round he completed for future expansion. In his earlier career, Mr. Wood held various senior executive and operations roles with PepsiCo in New York, California, Pennsylvania and Rhode Island. Mr. Wood served as a Captain the United States Army where his duties included managing a 108-men artillery battery. He attended The Wharton School at University of Pennsylvania and University of Rhode Island for his post-college training. He holds a BS degree, Magna Cum Laude (1979), from Northeastern University.

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Ronald E. Zimmerman is our Chairman and Chief Scientific Officer a cofounder of Zimmerman BioPharmaceuticals, Inc. Mr. Zimmerman has over thirty-eight years of experience in purifying and characterizing proteins from microgram to gram scale under good laboratory practice and good manufacturing practice guidelines. He also brings two decades of building and selling biopharmaceutical businesses. Beginning in 2005 to April 2016, he was the founder and the President of ELONA Biotechnologies, Inc., a company specializing in proteomics, process development and characterization of therapeutic proteins, with offices, laboratories and production facilities located Greenwood, Indiana. ELONA was involved in the development and production of human insulin, insulin analogs, growth hormones, and other “follow-on” proteins to treat chronic diseases. ELONA had the capability to produce active pharmaceutical ingredients for clinical trials using current good manufacturing practices. ELONA also developed, operated, and licensed innovative production processes for both novel and bioequivalent protein products. ELONA was placed in receivership in 2013 and its assets, including patent application(s) for its insulin and other products, were liquidated. Prior to ELONA, Mr. Zimmerman founded Indiana Protein Technologies, also located in Greenwood, in 1997 and was its President and Chief Scientist until its sale to IVAX Corporation in 2006. Indiana Protein Technologies was a progressive biotech company that identified, purified, and characterized proteins from microgram to gram scale. During that period Indiana Protein Technologies successfully did contract research and development, on potential protein products, for several pharmaceutical and biotechnology companies including Eli Lilly and Co., Millenium, Exoxemis, Biogen, Ontogeny, Breakthrough Technologies, Cook Biotech and others. Prior to Indiana Protein Technologies, Mr. Zimmerman was a Senior Scientist with Eli Lilly & Company for twenty-eight years. He dealt with large-scale purification of proteins for NMR and Crystallography using LC-MS to characterize proteins, used tandem mass spectrometry to quantitate protein in biological systems, set-up of a good manufacturing practices facility and developed good manufacturing practices and quality assurance procedures for clinical trial material. Mr. Zimmerman has published several scientific articles, made several oral presentations and has received US patents. He holds a MS degree in Physiology and Biochemistry (1968) as well as BS degree in Physiology (1966) from the Indiana State University.

Compensation of Directors and Executive Officers

Information about the annual compensation we and our wholly owned subsidiary acquired November 20, 2019 paid during 2018 to our directors and executive officers is set forth in the following table.

Name/Position(s)	Cash compensation	Other compensation (4)	Total compensation
James E. Frazier (1)(3)
Chief Executive Officer	None	$23,333	$23,333
Jackson L. Morris (2)(3)
Corporation Secretary	None	$23,333	$23,333
David J. Wood (4)
Chief Executive Officer	None	None	None
Ronald E. Zimmerman (5)
Chief Scientific Officer	None	None	None

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(1)	Mr. Frazier resigned on October 29, 2019. On October 29, 2019, the board of directors approved the issue 23,333,700 shares of our common stock as compensation to Mr. Frazier, which has not been but will be issued to Red Rock Capital Corp., Mr. Frazier’s nominee.
(2)	Mr. Morris serves as our corporation secretary incidental to his services as general and securities counsel. On October 29, 2019, the board of directors approved the issue 23,332,700 shares of our common stock as compensation to Mr. Morris for legal services.
(3)	We have not issued the shares to Mr. Frazier and Mr. Morris because our transfer agent would require us to pay our overdue monthly payments which are over $7,000 at the date of this offering circular.
(4)	Officer of Zimmerman BioPharmaceuticals, Inc., our wholly owned subsidiary beginning November 20, 2019
(5)	Valued at the closing price of our common stock quoted on OTCMarkets.com on October 29, 2019, the date of grant.

We do not compensate our directors other than their compensation as executive officers.

Employment Contracts

We do not have employment contracts with our executive officers. We may consider entering into employment agreements in the future.

Who Owns Our Common Stock

Our principal stockholders are set forth in the following table. These principal stockholders include:

●	each of our directors and executive officers,
●	our directors and executive officers as a group, and
●	others who we know own more than five percent of our issued and outstanding equity securities.

We believe each of these persons has sole voting and investment power over the shares they own, unless otherwise noted. The address of our directors and executive officers is our address.

	Number		Percentage
Name/Class	Before	After	Before	After
Jackson L. Morris
Common Stock(1)	47,833,033	47,833,033	6%	6%
David J. Wood (2)			30%
Series A Preferred Stock (3)	900,000	900,000	%	30%
Ronald E. Zimmerman (2)			%
Series A Preferred Stock (3)	1,350,000	1,350,000	45%	45%
All Directors and Officers as a group (3 persons)
Common Stock	47,833,033	47,833,033	6%	6%
Series A Preferred Stock (1)	1,440,000	1,440,000	75%	75%
Kenneth D. Bland (4)			%
Series A Preferred Stock (3)	750,000	750,000	25%	25%
21 Hayduk Drive, Edison, New Jersey 08820

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(1)	Includes 23,332,700 shares of our common stock approved for issue as compensation to Mr. Morris for legal services which have not been issued. Mr. Morris does not own any Series A Preferred Stock. We have not issued the shares to Mr. Morris because our transfer agent would require us to pay our overdue monthly payments which are over $7,000 at the date of this offering circular.
(2)	Messrs. Wood and Zimmerman do not own any common stock.
(3)	Aggregate 3,000,000 shares outstanding of the Series A Preferred Stock are convertible into 80% of the issued and outstanding common stock outstanding computed following conversion and have a right to vote in pari passu with the holders of common stock on an as-converted basis. Based on 699,991,000 shares of common stock issued and outstanding the date of this offering circular, each share of preferred stock has 933.3 votes per share, or a total votes of 2,799,964,000 votes for all 3,000,000 shares of preferred stock issued and outstanding compared to each share of common stock having one vote per shares, or a total of 699,991,000 votes for all 699,991,000 shares of common stock issued and outstanding.
(4)	Neither Mr. Bland nor Briken LLC own any common stock. Mr. Bland’s shares are registered in the name of Briken, LLC.

Related Party Transactions

We have not engaged in any related party transactions, not including compensation transactions and transactions in connection with the founding of Zimmerman BioPharmaceuticals, Inc., our wholly owned subsidiary beginning November 20, 2019, during our two most recently completed fiscal years and the current fiscal year to date of this offering circular, except as follows:

Beginning May 1 and ending November 20, 2019, a series of transactions occurred which culminated in our acquisition of Zimmerman BioPharmaceuticals, Inc., a Delaware corporation, as a wholly owned subsidiary. Effective May 1, 2019, we discontinued the operations then conducted in our wholly owned subsidiary, Fluid End Sales based on a determination that the nature of its business was not suitable for a public company and the lack of interest by its management, which was also our management, in managing a publicly traded company. Accordingly, we returned the ownership of Fluid End Sales to its original stockholders who were its management, and who resigned as our management, and also its original stockholders who had received three million shares of our Series A-1 Preferred Stock in our acquisition of Fluid End Sales, transferred the preferred stock to Mr. Frazier who prior to the acquisition had been our chief executive financial officer and had continued in the later role while we owned Fluid End Sales. Mr. Frazier was to hold the preferred stock with voting rights for our benefit in a future acquisition. Mr. Frazier transferred the preferred stock to Morris for the same purpose. Without the preferred stock outstanding and able to vote, we would have been unable to conduct operations because all of our issued and outstanding common stock is held by public investors, a situation which would make achieving a majority vote on any matter, including the election of directors, extremely difficult, if not impossible, time consuming and expensive. Mr. Morris transferred the preferred stock for acquisition of Zimmerman BioPharmaceuticals, Inc. to Messrs. Zimmerman (1,350,000 shares) and Wood (900,000 shares) as consideration for their transfer to us of all the issued and outstanding equity securities of Zimmerman BioPharmaceuticals, Inc., and to their designee, Briken LLC (750,000 shares) which is owned by Kenneth D. Bland, as compensation for Mr. Bland’s services to be rendered in marketing our products in the domestic and international markets. Neither we nor Messrs. Zimmerman and Wood have a written agreement with Mr. Bland for his services. We and they expect his ownership of our preferred stock will provide incentive for him to diligently pursue marketing of our products in the United States upon FDA approval and prior thereto in certain foreign markets where it is legal to do so. We are accounting for our acquisition of Zimmerman Biopharmaceuticals as a purchase, provided all of the assets are intangibles with uncertain value and no value for balance sheet purposes. Accordingly, we have no objective means of establishing a value for the transaction and estimating the value of the Series A-1 Preferred Stock transferred as consideration for the purchase so we have assigned a value of par, $0.001 per share, or a total value of $3,000. We have terminated all business active related to the oil and gas industry, which had been managed by Mr. Frazier. Our discontinuation of our business conducted in Fluid End Sales and our acquisition of Zimmerman BioPharmaceuticals, Inc., both described above, were accomplished by action of our board of directors without any written agreements.

Description Of Securities We Are Offering

The following description of our common stock is qualified in its entirety by reference to our Articles of Incorporation, as amended, our bylaws and Florida corporation law. We are authorized to issue two billion shares of common stock, $0.001 par value per share. At the date of this offering circular, we have 699,991,000 shares of common stock issued and outstanding. We authorized a reverse stock split in a ratio of 1:35 in our Articles of Domestication filed with Florida, the effectiveness of which is subject to market announcement by the Financial Industry Regulatory Authority for which application was made and has been abandoned because we have insufficient financial resources to pay our transfer agent to provide information requested by FINRA and to implement the reverse stock split. When we have sufficient funds, we intend to file Amended Articles of Incorporation in Florida terminating the reverse stock split. Holders of our common stock:

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●	have one vote per share on election of each director and other matters submitted to a vote of stockholders;
●	have equal rights with all holders of issued and outstanding common stock to receive dividends from funds legally available therefore, if any, when, as and if declared from time to time by the board of directors;
●	are entitled to share equally with all holders of issued and outstanding common stock in all of our assets remaining after payment of liabilities, upon liquidation, dissolution or winding up of our affairs;
●	do not have preemptive, subscription or conversion rights; and
●	do not have cumulative voting rights.

All shares of our common stock outstanding, regardless of the number, including shares we sell pursuant to this offering circular, have a right to vote an aggregate of twenty percent of all votes cast for the election of directors and on any other matter subject to stockholder approval. The Series A-1 Preferred Stock has the right to vote the balance of eighty percent of all votes cast. Holders of common stock and the holders of the preferred stock vote together as a single group on all matters subject to stockholder approval. For illustration, based on 699,991,000 shares of common stock issued and outstanding at the date of this offering circular, the common stock has an aggregate of 699,991,000 votes (one vote per share) and the preferred stock has an aggregate of 2,799,964,000 votes (933.3 votes per share). Accordingly, holders of common stock, regardless of the number of issued and outstanding shares will vote not more than twenty percent of all votes cast and will not be able to elect any directors or approve or effectively oppose any actions or transactions requiring stockholder approval. Likewise, all shares of our common stock outstanding, regardless of the number, represent twenty percent of total equity, because the Series A-1 Preferred Stock has a right to convert into a number of shares of common stock equal to eighty percent of total issued and outstanding common stock computed after the conversion. The Series A-1 Preferred Stock is entitled to receive eighty percent of distributions in liquidation and a ten percent non-cumulative dividend prior to any dividend on common stock.

Our transfer agent is Continental Stock Transfer & Trust Company whose address is 1 State Street, 30th Floor, New York, NY 10004-1561, whose phone number is 212-509-4000 and whose email address is cstmail@continentalstock.com

Legal Matters

Certain legal matters with respect to the validity of the shares of common stock to be distributed pursuant to this offering circular will be passed upon for us by Jackson L. Morris, Attorney at Law, St. Petersburg, Florida. Mr. Morris owns 24,500,000 shares of our common stock and an additional 23,332,700 shares have been approved for issue to him, for a total of 47,833,033 shares.

Experts

We have not relied on any experts for audit of our financial statements because our financial statements are not audited.

Where You Can Find More Information About Us

We have filed a offering statement on Form 1-A under the Securities Act with the U.S. Securities and Exchange Commission for the common stock offered by this offering circular. This offering circular does not include all of the information contained in the offering statement. You should refer to the offering statement and our exhibits for additional information. Whenever we make reference in this offering circular to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the offering statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file certain reports and other information with the SEC for a period of time and may continue to voluntarily file such reports.

You can read our SEC filings, including the offering statement of which this offering circular is a part, and exhibits, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at our Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

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Index to Financial Statements
Page
Zimmerman BioPharma Holding, Inc.
Consolidated Financial Statements
At and For the Years Ended December 31, 2019 and 2018
Balance Sheets	37
Statements of Operations	38
Statement of Cash Flows	39
Statement of Changes in Stockholders’ Equity	40
Notes to Financial Statements	41

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ZIMMERMAN BIOPHARMA HOLDING, INC.
CONSOLIDATED BALANCE SHEETS
At December 31, 2019 and 2018
And At March 31, 2020 and 2019
(unaudited)

	At December 31,		At March 31
	2019	2018	2020	2019
ASSETS
Current Assets
Cash and Cash Equivalents	$—	$—	$2,408
Net Receivables	—	—	—
Inventory	—	—	—
Other Current Assets	—	—	—
Total Current Assets Held for Sale		4,053,000		3,739,931
Total Current Assets	—	4,053,000	2,408	3,739,931

Non Current Assets
Goodwill	—	—	—
Property Plant and Equipment	—		—
Total Noncurrent assets held for sale		6,624,000	—	6,624,000
Total Non Current Assets	—	6,624,000	—	6,624,000

Total Assets	$—	$10,677,000	$2,408	$10,363,931

LIABILITIES
Current Liabilities
Accounts Payable	$—	$—	$—	$—
Short Term and Current Long Term Debt	125,000		125,000
Other Current Liabilities	—		—
Total Current Liabilities Held for sale	—	3,383,000	—	2,431,000
Total Current Liabilities	125,000	3,383,000	125,000	2,431,000

Noncurrent liabilities
Long Term Debt			—
Total Noncurrent liabilities Held for sale	—	463,000	—	463,000
Total Noncurrent liabilities	—	463,000	—	463,000

Total Liabilities	$125,000	$3,846,000	$125,000	$2,894,000

STOCKHOLDERS' EQUITY
Preferred Stock, 10,000,000 shares
authorized, $0.001 par value, 3,000,000
shares issued and outstanding,	3,000	3,000	3,000	3,000
Common Stock, 700,000,000 authorized
at December 31, 2018 and 2019 and March
31, 2019 , 2 billion shares authorized at March
31, 2020, $0.001 par value, 699,991,000
issued and outstanding	699,000	699,000	699,000	699,000
Income for Period	(7,487,896)	305,000	(2,081)	110,545
Retained Earnings	4,006,000	3,701,000	(3,483,167)	4,006,000
Capital Surplus	2,654,896	2,123,000	2,660,656	2,651,386
Other Stockholder Equity	0	—	—
Total Stockholder Equity	$(125,000)	$6,831,000	$(122,592)	$7,469,931

Total Liabilities & Stockholder Equity	$—	$10,677,000	$2,408	$10,363,931

The notes are an integral part of these financial statements.

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ZIMMERMAN BIOPHARMA HOLDING, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For the years ended December 31, 2019 and 2018
For the three months ended March 31, 2020 and 2019
(unaudited)

	Year Ended December 31,		Three Months Ended March 31,
	2019	2018	2020	2019
Gross Revenue	$—	$—	$—	$—
Cost of Goods			—
Gross Profit	—	—	—	—

Selling, General and Administrative	37,843		2,081
Operating Income	(37,843)	—	(2,081)	—

Earnings Before Interest and Tax	(37,843)	—	(2,081)	—
Interest Expense			—
Earnings Before Tax	(37,843)	—	(2,081)	—
Income Tax			—
Income from Continuing Operations	(37,843)	—	(2,081)	—

Discontinued Operations
Gain/Loss from Discontinued Component	(7,450,053)	327,000		110,545
Income tax		22,000
Gain/Loss on Discontinued operations	(7,450,053)	305,000		110,545

Net Income	$(7,487,896)	$305,000	$(2,081)	$110,545

The notes are an integral part of these financial statements.

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ZIMMERMAN BIOPHARMA HOLDING, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31, 2019 and 2018
For the three months ended March 31, 2020 and 2019
(unaudited)

	Year Ended December 31,		Three Months Ended March 31,
	2019	2018	2020	2019
Net Income	$(7,487,896)	$305,000	$(2,081)	$110,545

Operating Activities
Continuing Operations
Adjustments to Net Income	37,843
Changes in Other Liabilities	125,000
Cash Flows From Continuing Operating Activities	162,843
Discontinued Operations
Depreciation	—	(14,000)	—
Adjustments to Net Income	7,450,053	(305,000)	—	(110,545)
Changes in Other Liabilities	(12,000)	(37,000)	—	(12,000)
Changes in Accounts Payable	(940,000)			(940,000)
Changes in Accounts Receivables	54,000	(117,000)	—	54,000
Changes in Inventories	222,000	(3,906,000)	—	222,000
Changes in fixed assets	—	—	—	—
Changes in Other Operating Activities	513,157	10,765,000	—	638,931
Cash Flows From Discontinued Operating Activities	7,287,210	6,691,000	—	(147,614)
Total Cash Flows From Operating Activities	(37,843)	6,996,000	(2,081)	(37,069)

Investing Activities
Continuing Operations
Cash Flows From Continuing Investing Activities	—	—	—	—
Discontinued Operations
Capital Expenditures	—	—	—
Investments	—	(1,500,000)	—
Other Cash Flows From Investing Activities	—	—	—
Cash Flows From Discontinued Investing Activities	—	(1,500,000)	—	—
Total Cash Flow From Investing Activities	—	(1,500,000)	—	—

Financing Activities
Continuing Operations
Other Cash Flows From Financing Activities	37,843		4,489
Net Borrowings	(125,000)
Cash Flows From Continuing Financing Activities	(87,157)	—	4,489	—
Discontinued Operations
Dividends Paid	—	—	—
Sale/Purchase of Stock	—	(5,526,000)	—
Net Borrowings		—	—
Cash Flows From Discontinued Financing Activities	—	(5,526,000)	—	—
Total Cash Flow From Financing Activities	(87,157)	(5,526,000)	4,489	—
Effect of Exchange Rate Changes	—	—	—
Change in Cash and Cash Equivalents	(125,000)	(30,000)	2,408	(37,069)

Cash at beginning of period	125,000	155,000	—	125,000
Net cash increase (decrease) for period	(125,000)	(30,000)	2,408	(37,069)
Cash at end of period	$—	$125,000	$2,408	$87,931

The notes are an integral part of these financial statements.

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Zimmerman Biopharma Holding, Inc.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
For the years ended December 31, 2018 and 2019
(unaudited)

	Common stock - par	Preferred Stock	Retained Earnings	Accumulated Other comprehensive Income	Net Income	Total

Balance, Jan 1, 2018	699,000	3,000
Net earnings
Balance, June 30, 2018	699,000	3,000
Other comprehensive income
Balance, Sept 30, 2018	699,000	3,000
Other comprehensive income
Balance, December 31, 2018	699,000	3,000	$3,701,000	$2,123,000	$305,000	$6,831,000
Net Earnings to retained earnings			305,000		(305,000)	—
Balance, Jan 1, 2019	699,000	3,000	4,006,000	2,123,000		6,831,000
Net earnings				(110,545)	110,545
True up assets and liabilities				638,931
Balance, March 31, 2019	699,000	3,000	4,006,000	2,651,386	110,545	7,469,931
Net earnings					(7,499,931)
True up assets and liabilities				30,000
Balance, June 30, 2019	699,000	3,000	4,006,000	2,681,386	(7,389,386)	—
Net earnings				55,000	(55,000)	—
Balance, Sept 30, 2019	699,000	3,000	4,006,000	2,736,386	(7,444,386)	—
Net earnings				43,510	(43,510)	—
Short term debt				(125,000)
Balance, Dec 31, 2019	699,000	3,000	4,006,000	2,654,896	(7,487,896)	(125,000)
Net Earnings to retained earnings			(7,487,896)		7,487,896
Balance, Jan 1, 2020	699,000	3,000	(3,481,896)	2,654,896	—	(125,000)
Net earnings				2,081	(2,081)	—
Changes in ending Cash				2,408		2,408
Balance, March 31, 2020	699,000	3,000	$(3,481,896)	$2,659,385	$(2,081)	$(122,592)

The notes are an integral part of these financial statements.

 40│Page

ZIMMERMAN BIOPHARMA HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AT AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

AND MARCH 31, 2020 AND 2019

(unaudited)

1. SUMMARY DESCRIPTION OF BUSINESS

General Development and Narrative Description of Business –As used herein, the “Company” means Zimmerman BioPharma Holding, Inc. (recently known as Sixty Six Oilfield Services, Inc, and Six Six Five Energy, Inc.) and its consolidated subsidiaries, including Fluid End Sales, Inc., doing business as Five Star Rig and Supply, (discontinued May 1, 2019) and Zimmerman BioPharmaceuticals, Inc. (acquired November 15, 2019). On December 13, 2019, the Company redomiciled in Florida from Nevada. In December 2016, the Company engaged in a holding company reorganization in which it formed a new parent corporation and the original corporation incorporated in 1994 was merged into a newly formed subsidiary, which was then distributed to the persons who had been the controlling stockholders prior to 2014 in cancellation of Series A Preferred Stock they held. Beginning in 2014, the Company has attempted to engage in several different business activities, of which only Fluid End Sales, Inc. generated revenues.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Company follows United States GAAP (Generally Accepted Accounting Principles) for presentation of financial statements and disclosures. The statement of Operations, Balance sheet, and statement of cash flow are reported representing operations of Sixty-Six Oilfield services (SSOF) from Year end 2018 to October 2019. All SSOF operations are reported as discontinued operations (See Note 3, “Discontinued Operations”). The acquisition of Zimmerman Biopharmaceuticals, Inc. occurred in November 2019 and all financials are reported in year end 2019 as continuing operations in the financial statements as a single operating entity. The only operations of Zimmerman included $37,843 of general and administrative expenses reported on the statement of operations.

Revenue Recognition – The Company follows ASC 606 2014-09 Revenue from Contracts with Customers. This involves identifying the contract with the customer, identify separate performance obligations, determine the transaction price, allocate the transaction price to the separate performance obligations, and then recognize revenue when (or as) performance obligations are satisfied.

Inventories – Inventories are measured at the lower of cost and net realizable value. The cost of inventory is based on the weighted average principle for finished goods and on the standard cost principle for raw materials and work-in-progress for inventories that are manufactured. Cost includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

Cash and Cash Equivalents - All highly liquid investments with original maturities of nine months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amounts shown on the financial statements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are used in, but not limited to, certain receivables and accounts payable and the provision for uncertain liabilities. Actual results could differ materially from those estimates.

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Income Taxes - The Company is subject to income taxes in the United States. Income tax expense (benefit) is provided for using the asset and liability method. Deferred income taxes are recognized at currently enacted tax rates for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial reporting purposes. Deferred taxes are provided for the undistributed earnings as if they were to be distributed. The tax rate for the period ended December 31, 2018 is affected by the estimated valuation allowance against the Company’s deferred tax assets. The Company regularly reviews its deferred tax assets for recoverability taking into consideration such factors as recurring operating losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. The authoritative guidance issued by the FASB requires the Company to record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Based on the level of deferred tax assets as of December 31, 2018 the level of historical losses realized and the fact that the Company not filed any income tax returns until recently, the Company has determined that the uncertainty regarding the realization of these assets is sufficient to warrant the establishment of a full valuation allowance against the Company’s net deferred tax assets.

Recently Adopted Accounting Standards - The Company has adopted all recently issued accounting pronouncements. The adoption of the accounting pronouncements, include those not yet effective, is not anticipated to have a material effect on the financial position or results of operation of the Company.

3. DISCONTINUED OPERATIONS

Formally effective May 1, 2019 but functionally effective April 1, 2019, the Company transferred its ownership of Fluid End Sales, Inc. to the former stockholders of Fluid End Sales, Inc. from whom the Company had acquired it and who were serving as the Company’s directors and executive officers. In consideration for the transfer of ownership, the former stockholders of Fluid End Sales, Inc. transferred to the Company’s chief financial officer 3,000,000 shares of the Company’s Series A-1 Preferred Stock which they had received for their sale of Fluid End Sales, Inc. to the Company. The Company’s chief financial officer, who concurrently became the Company’s sole director, held the preferred stock, representing voting control of the Company, for the benefit of the Company as consideration in future acquisitions. The sole director and chief financial officer subsequently transferred the preferred stock to the Company’s corporation secretary to be held for the same purpose. The transfer of ownership of Fluid End Sales, Inc. has been treated for accounting purposes as discontinued operations effective April 1, 2019.

Loss on Disposal of long lived assets and other material write offs related to Discontinued operations: There was a material write down of Sixty-Six Oilfield Services assets and liabilities related to the functional exit of the operations of Fluid end sales and further the Oil and Gas Industry. The Company followed ASC 360-10-35. A material amount of current and long-term assets and liabilities were disposed of and were written down and corrected in financials ended June 30, 2019 to coincide with the effective transfer of ownership dated April 1, 2019. This total amounted to $7,469,931 and was booked as a loss on disposal in discontinued operations on the Statement of Operations. See below for total assets and liabilities that were disposed. There was no physical exchange of assets and liabilities but more of an abandonment. Writing down these assets in this period properly corrected the total assets and liabilities to $0 on the Company’s consolidated balance sheet.

Assets:		Liabilities:
Current assets:		Current liabilities:
Cash equivalents:	$87,931	Accounts payable:	$1,095,000
Accounts receivable:	877,000	Short term debt:	1,336,000
Inventory:	2,775,000	Total current liabilities:	2,431,000
Total current assets:	3,739,931	Long term debt:	463,000
Non-current assets:		Total liabilities:	$2,894,000
Property, plant, equipment:	6,624,000
Total assets:	$10,363,931

Total net assets disposed:	$7,469,000

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The following table presents a reconciliation of the carrying amounts of major classes of assets and liabilities of the discontinued operations to total assets and liabilities of the disposal group classified as held for sale that are presented separately in the balance sheet.

	At December 31,		At March 31
	2019	2018	2020	2019
Carrying amounts of the major classes of assets included in discontinued operations:
Cash and Cash Equivalents	$—	$125,000	$—	$87,931
Net Receivables	—	931,000	—	877,000
Inventory	—	2,997,000	—	2,775,000
Other Current Assets	—	—	—	—
Total Current Assets	—	4,053,000	—	3,739,931

Property Plant and Equipment	—	6,624,000	—	—
Total Noncurrent assets	—	6,624,000	—	6,624,000
Total Assets of the disposal group classfied as held for sale	—	10,677,000	—	10,363,931

Carrying amounts of the major classes of liabilites included in discontinued operations:
Accounts Payable	—	2,035,000	—	1,095,000
Short Term and Current Long Term Debt	—	1,248,000	—	1,236,000
Other Current Liabilities		100,000	—	100,000
Total Current Liabilities	—	3,383,000	—	2,431,000
Long Term Debt	—	463,000	—	463,000
Total Noncurrent liabilities	—	463,000	—	463,000

Total Liabilities of the disposal group classfied as held for sale	$—	$3,846,000	$—	$2,894,000

The following table presents a reconciliation of the major classes of line items constituting pretax profit (loss) of discontinued operations that are disclosed in the notes to the financial statements to the after-tax profit or loss of discontinued operations that are presented in the statement where net income is presented.

	At December 31,		At March 31
	2019	2018	2020	2019
Major classes of items constituting pretax profit (loss) of discontinued operations:
Revenue	$1,415,640	$8,925,000		$1,415,640
Cost of Goods sold	(852,621)	(5,075,000)	—	(852,621)
Selling, General and Administrative	(513,667)	(3,494,000)	—	(423,000)
Interest expense	(29,474)	(29,000)	—	(29,474)
Pretax profit or loss of discontinued operations related to major classes of pretax profit (loss)	19,878	327,000	—	110,545
Pretax gain or loss on the disposal of the discontinued operation	(7,469,931)	—	—	—
Total pretax gain or loss on discontinued operations	(7,450,053)	327,000	—	110,545
Income tax expense or benefit		(22,000)
Total profit or loss on discontinued operations that is presented in the statement where net income is presented	$(7,450,053)	$305,000	$—	$110,545

4. ACQUISITIONS

As of November 20, 2019, the Company legally acquired ownership of Zimmerman Biopharmaceuticals, Inc. in exchange for 3,000,000 shares of the Company’s Series A-1 Preferred Stock. This was accounted as an asset acquisition versus a business acquisition. This is because Zimmerman does not yet meet the definition of a business which is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. There was no property, equipment, labor contracts, inventory, or value-added intangible assets acquired that would constitute a business acquisition. Therefore, the only asset acquired is the intangible asset for the insulin technology which, measured at fair value, is $0. The asset only has value if it passes FDA testing which would be valued at research and development cost. The reported effects of acquiring this asset is the $37,843 of general and administrative expenses reported on the statement of operations which related to the actions of management in building the Company.

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5. SHAREHOLDERS’ EQUITY

At December 31, 2019, the total number of shares of all classes of stock, which the Company shall have authority to issue is 710,000,000, consisting of 700,000,000 common shares and 10,000,000 preferred shares. On March 25, 2020, the Company amended its Articles of Incorporation increasing the number of shares of common stock it is authorized to issue to 2,000,000,000 (two billion) shares. The Company has designated 3,000,000 as Series A-1 Preferred Shares which has voting rights and is convertible into Common Stock equal to 80% of the total issued and outstanding common stock at the time of vote and conversion.

The Company has no stock-based compensation plans for employees and non-employee members of the Board of Directors.

6. COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies.

7. LITIGATION

The Company has an outstanding claim with one customer due to a dispute regarding 66 Oilfield Services, LLC’s inability to deliver on a specific order in a timely manner. The Company has disclaimed liability for obligations of 66 Oilfield Services, LLC. The Company has not received any papers in this litigation for an extended period of time.

8. CONTRACTUAL ARRANGEMENTS

The Company has no contractual arrangements.

9. SUBSEQUENT EVENTS

On March 5, 2020, the Company amended its Articles of Incorporation increasing the number of shares of common stock it is authorized to issue to 2,000,000,000 (two billion) shares. The Company intends to terminate a reverse stock split in a ratio of 1:35, the effectiveness of which was subject to market announcement by the Financial Industry Regulatory Authority for which application was made but the Company has insufficient financial resources to pay its transfer agent to provide information requested by FINRA and to implement the reverse stock split. The Company has approved the issuance of shares as compensation but has not issued the shares, as follows: Former chief executive officer - 23,333,700 shares; Corporation secretary and counsel - 23,332,700 shares; Consultant - 23,332,700 shares. These shares were not issued as of March 31, 2020. The Company has not issued the approved shares because we owe our transfer agent of over $7,000 in past-due fees at June 30, 2020.

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PART III—EXHIBITS

Item 16.	Index to Exhibits

2(a)(1)	Certificate of Domestication and Articles of Incorporation*
2(a)(2)	Amendment to Articles of Incorporation
2(b)	Amended Bylaws
4	Form of Subscription Agreement
11(b)	Consent of counsel (included in Exhibit 12)*
12	Amended Opinion re: legality*

*Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on July 10, 2020.

Zimmerman BioPharma Holding, Inc.

By: /s/ David J. Wood
David J. Wood, Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ David J. Wood		July 10, 2020
David J. Wood	Director, Chief Executive Officer

/s/ Ronald E. Zimmerman		July 10, 2020
Ronald E. Zimmerman	Director